                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   FORM 11-K

                                 CURRENT REPORT

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       OR

       [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



              For the transition period from ________ to ________



                         Commission file number: 1-1511



                           FEDERAL-MOGUL CORPORATION
                     SALARIED EMPLOYEES' INVESTMENT PROGRAM
                           26555 Northwestern Highway
                              Southfield, MI 48034
                                 (248) 354-7700



          The Plan holds shares of common stock (without par value) of
                           Federal-Mogul Corporation

                            FEDERAL-MOGUL CORPORATION
                     SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                TABLE OF CONTENTS

                                                                                Page Number
                                                                                -----------
Report of Independent Auditors

Financial Statements of the Years Ended December 31, 2001 and 2000
   Statement of Net Assets Available for Plan Benefits                              1
   Statement of Changes in Net Assets Available for Plan Benefits                   2
   Notes to Financial Statements                                                  3-12

Supplemental Schedules for the Year Ended December 31, 2001
   Schedule H, Line 4I-Schedule of Assets Held for Investment Purposes             13

                         REPORT OF INDEPENDENT AUDITORS

Retirement Programs Committee
Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Salaried Employees' Investment Program as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, MI
June 26, 2002

FEDERAL-MOGUL CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                                                     December 31
                                                                  2001            2000
                                                              ------------    -------------
ASSETS
Cash equivalents                                              $          -    $    333,696
Investments in master trust (See Note 7)                       301,227,290     287,831,249
Federal-Mogul Corporation (FMC) Common Stock                             -           1,443
Federal-Mogul Corporation (FMC) Preferred Stock                    695,100      38,102,610
Transfers receivable                                                     -          49,726
                                                              ------------    ------------
Total Assets                                                   301,922,390     326,318,724

LIABILITIES
Accrued Expenses                                                     3,839           1,662
Advance from FMC                                                         -         322,198
Forfeited accounts owed to FMC (See Note 1)                         71,505          48,299
                                                              ------------    ------------
Total Liabilities                                                   75,344         372,159
                                                              ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $301,847,046    $325,946,565
                                                              ============    ============

See notes to financial statements

FEDERAL-MOGUL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
SALARIED EMPLOYEES' INVESTMENT PROGRAM

                                                                              December 31
                                                                        2001              2000
                                                                    ------------       ------------
Additions
Dividends and Interest                                              $  6,290,325       $ 17,303,860
Contributions:
  Participants                                                        23,130,867         26,449,952
  Federal-Mogul Corporation                                            6,376,237         11,463,643
                                                                    ------------       ------------
    Total Additions                                                   35,797,429         55,217,455

Deductions
Benefits paid to participants                                         53,762,074         57,968,785
Portion of company match account forfeited upon
  withdrawal of members (see Note 3)                                      23,206             17,472
Interest expense                                                               -            457,778
                                                                    ------------       ------------
    Total Deductions                                                  53,785,280         58,444,035
Transfers from another FMC investment program                         55,181,681                  -
Net unrealized appreciation/(depreciation) in fair value of
  assets held outside the Master Trust                               (27,363,826)           245,074
Net unrealized depreciation in fair value of
  investments in Master Trust (See Note 7)                           (33,929,523)       (70,494,507)
                                                                    ------------       ------------
    Net increase/(decrease)                                          (24,099,519)       (73,476,013)
Net assets available for plan benefits at beginning of year          325,946,565        399,422,578
                                                                    ------------       ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $301,847,046       $325,946,565
                                                                    ============       ============

See notes to financial statements

                            Federal-Mogul Corporation
                     Salaried Employees' Investment Program
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. Description of the Plan

The following description of the Federal-Mogul Corporation Salaried Employees' Investment Program (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which provides eligible salaried employees of the Federal-Mogul Corporation ("the Company") with a program for making voluntary pre-tax and after-tax contributions. Substantially all domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On October 1, 2001, Federal-Mogul Corporation filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "U.S. Restructuring"). The United States Bankruptcy Court for the District of Delaware approved Federal-Mogul's motion to continue to operate the Plan.

Master Trust and ESOP Trust

The Plan invests participant directed contributions in a master trust. The Plan's assets are administered under the terms of the master trust agreement (the "Master Trust") between the Company, and State Street Bank (the "Trustee") and Comerica Bank (the "ESOP Trustee"). The agreements provide, among other things, that the Trustee and ESOP Trustee safekeep all investments, and keep account for all investments, receipts, and disbursements, benefit payments, and other transactions.

During 2001, the Plan received assets transferred from another investment program of the Company. The assets of the other investment program are also administered under the terms of the Master Trust.

Contributions & Vesting

During the 2001 plan year, the Company suspended its matching contributions to the Plan. Company contributions that were made during the Plan year were made with Company common stock until August 1, 2001. After that date, Company contributions were made in cash and subsequently invested in accordance with the Participant's investment election until they were suspended on November 1, 2001.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as follows:

     1. Company Match                                           50%
     2. Matching Amount                                          4%
     3. Maximum Contribution                                    20%
     4. Vesting of Match
                  Years of Service
                  ----------------
                          1                                      0%
                          2                                     25%
                          3                                     50%
                          4                                     75%
                          5                                    100%

     5. Eligibility to Participate
        Eligibility for employee to contribute            Immediate
        Eligibility for company match                     Immediate

Full vesting also occurs upon death, disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be "top-heavy," pursuant to the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses. These administrative expenses paid by participants are netted against the net asset value of the investment fund. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Shares of Federal-Mogul Corporation common stock which are not vested at the time of a participant's withdrawal from the Plan are forfeited and are applied as a reduction of required Company contributions.

Shares of Federal-Mogul Corporation Series C 7-1/2% convertible preferred stock which are not vested at the time of a participant's withdrawal from the Plan become available for allocation to other Plan participants.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Investment Options

The Plan provides for eight investment options which includes the Stable Value Fund, Bond Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, International Fund, Brokerage Account and common stock of the Company. Effective August 31, 2001, employees are no longer permitted to make additional investments in the common stock of the Company.

Participant Loans Receivable

The Plan allows participants to borrow from their account upon written request and certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant's vested account balance or 90% of the participant's employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, permanent disability, termination of employment, (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant's accounts will be distributed to the participant or the participant's beneficiary in either a lump-sum distribution, an annual or more frequent installment.

2. Significant Account Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in the Bond Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, International Fund, Brokerage Account and Federal-Mogul Corporation Common Stock Fund are valued at quoted market prices. The Stable Value Fund is valued at fair market value as determined by State Street Bank and Trust.

As stated in the Certificate of Designations of Series C ESOP Preferred Stock, the Company's Series C 7-1/2% convertible preferred stock ("Preferred Stock") is to be redeemed at the greater value of $63.75 or two times the fair market value of Federal-Mogul Corporation common stock. The Preferred Stock was allocated to participants at the stated value of $63.75 per share. At the time of withdrawal from the Plan, the stated redemption value of the Preferred Stock was the greater of $63.75 or the equivalent value of two shares of Federal-Mogul Corporation common stock. At December 31, 2000, the Preferred Stock was valued at $63.75. However, as a result of the U.S. Restructuring, the ultimate realization of the full value from the Preferred Stock is highly uncertain, but is likely to be substantially less than the stated value. Therefore, at December 31, 2001, the fair value of the Preferred Stock was estimated at two times the market value of Federal-Mogul common stock. The change in valuation of Preferred Stock from $63.75 to two times the market value of the common stock resulted in a reduction in net assets of $27,350,903 during the 2001 plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Party-In-Interest Transactions

Certain of the Plan's investments are held by a consolidated master trust (the "Trust") administered by the Trustee. During the years ended December 31, 2001 and 2000, the Master Trust purchased 4,761,400 and 6,094,700 shares of common stock of the Company pursuant to the direction of the employee, for a total cost of $15,167,371 and $37,289,450 respectively. During the years ended December 31, 2001 and 2000, the Company repurchased and retired 157,751 and 101,010 of preferred stock for a total cost of $10,056,626 and $6,439,387 respectively.

Fees incurred for legal and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan. Forfeited shares which have not been applied as a reduction of contributions at year-end are reflected as a liability to the Company and will be applied to reduce future Company contributions.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

6. Senior ESOP Notes

The Employee Stock Ownership Trust issued $61,750,000 of Senior ESOP Notes in a private placement on February 15, 1989. The Senior ESOP Notes were paid off fully in November 2000. The notes were payable in semi-annual installments, including interest at 6.63%.

7. Investments in Master Trust & ESOP Trust

Certain of the Plan's investments are held by the Master Trust administered by the Trustee.

At December 31, 2001 and 2000, the Plan holds a 57% and a 51% share, respectively, of the consolidated master trust.

The fair value of net assets of the Trust were as follows at December 31:

                                                     2001               2000
                                                ------------       ------------
Investments:
Stable Value Fund                               $182,773,036       $165,864,120
Bond Fund                                         67,659,149         53,026,996
Large Cap Equity Fund                            133,046,949        169,359,732
Mid Cap Equity Fund                               47,728,564         42,785,461
Small Cap Equity Fund                             36,370,757         36,365,908
International Fund                                19,807,345         24,152,206
Brokerage Account                                  4,187,402          3,330,673
Federal-Mogul Common Stock Fund*                   9,496,339         20,959,983
Cooper Common Stock Fund                          10,064,994         23,536,290
Cooper Cameron Stock Fund                            495,659          1,376,367
Loan Fund                                         15,913,221         15,857,386
                                                ------------       ------------
    Total Investments                            527,543,415        556,615,122

Receivable from FMC                                   13,553             12,182
Transfers receivable from other FMC plans                -            8,265,352
                                                ------------       ------------
    Total Assets                                 527,556,968        564,892,656

Forfeited accounts owed to FMC                       501,723          1,165,969
Accrued Expenses                                       6,723              2,262
                                                ------------       ------------
    Total Liabilities                                508,446          1,168,231
                                                ------------       ------------

NET ASSETS OF THE MASTER TRUST                  $527,048,522       $563,724,425
                                                ============       ============

* non-participant directed

The Company's Series C 7 1/2% convertible preferred stock, financed through a leveraged Employee Stock Ownership Plan is held by the ESOP Trust, administered by the ESOP Trustee. These assets represent investments in excess of 5% or more of the fair value of net assets available for benefits at December 31, 2001 and December 31, 2000:

                                                       December 31, 2001
                                                ------------------------------
Preferred Stock:
  Federal-Mogul Corporation                     439,937 shares        $695,100

                                                       December 31, 2000
                                                ------------------------------
Preferred Stock:
  Federal-Mogul Corporation                     597,688 shares     $38,102,610

During the year ended December 31, 2001 and December 2000, the Master Trust had investment income amounting to $11,382,946 and $28,827,266, respectively, and had realized and unrealized depreciation in the fair value of investments of $54,490,583 and $100,823,005, respectively as follows:

                                                              Net Realized and
                                                                 Unrealized
                                                                Appreciation
                                      Net Investment         (Depreciation) in
                                   Income/(Loss) During      Fair Value During
Year Ended December 31, 2001               Year                    Year
----------------------------       --------------------      -----------------
Stable Value Fund                  $         10,167,394      $             -
Bond Fund                                     1,424,910              3,242,783
Large Cap Equity Fund                        (1,146,951)           (19,476,153)
Mid Cap Equity Fund                             (24,817)            (6,114,022)
Small Cap Equity Fund                             2,459             (2,056,137)
International Fund                              283,221             (3,834,169)
Brokerage Account                            (1,221,329)                   -
Federal-Mogul Common Stock Fund                    (353)           (22,714,707)
Cooper Common Stock Fund                        535,013             (3,092,578)
Cooper Cameron Stock Fund                          (188)              (445,600)
Loan Fund                                     1,363,587                    -
                                   --------------------      -----------------
                                   $         11,382,946      $     (54,490,583)

Year Ended December 31, 2000
----------------------------

Stable Value Fund                  $          8,916,371      $           3,093
Bond Fund                                       950,760              3,439,582
Large Cap Equity Fund                         2,684,403            (21,225,615)
Mid Cap Equity Fund                           6,710,914             (4,090,229)
Small Cap Equity Fund                         9,903,083             (9,396,897)
International Fund                            2,193,248             (4,594,137)
Brokerage Account                            (1,538,061)                   -
Federal-Mogul Common Stock Fund              (1,680,430)           (68,754,551)
Cooper Common Stock Fund                       (690,524)             3,567,699
Cooper Cameron Stock Fund                       249,246                228,050
Loan Fund                                     1,128,256                   -
                                   --------------------      -----------------
                                   $         28,827,266      $    (100,823,005)

The changes in the fair value of net assets of the consolidated master trust for the years ended December 31, 2001 and December 31, 2000 are summarized as follows:

                                                                        Year Ended         Year Ended
                                                                       December 31,       December 31,
                                                                           2001               2000
                                                                       ------------       ------------
Additions:
  Dividends/interest income                                            $ 11,382,946       $ 28,827,266
  Contributions from participating employees                             40,109,084         42,434,605
  Contributions from FMC                                                 15,349,300         16,228,250
                                                                       ------------       ------------
     Total Additions                                                     66,841,330         87,490,121
Deductions:
  Benefits paid to participants                                          80,879,046         75,032,579
  Portion of company match account forfeited upon withdrawal
    of members                                                             (664,246)         1,057,192
                                                                       ------------       ------------
     Total Deductions                                                    80,214,800         76,089,771
Net realized & unrealized depreciation in fair value of investments     (54,490,583)      (100,823,005)
Transfers from another FMC investment program                            31,188,150         97,998,701
                                                                       ------------       ------------
     NET INCREASE/(DECREASE)                                            (36,675,903)         8,576,046
                                                                       ------------       ------------
Net assets available for plan benefits at beginning of period           563,724,425        555,148,379
                                                                       ------------       ------------
NET ASSETS OF THE MASTER TRUST AT END OF PERIOD                        $527,048,522       $563,724,425
                                                                       ============       ============

8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of benefits per the financial statements to the Form 5500:

                                                                                     Period ended
                                                                                   December 31, 2000
                                                                                   -----------------
Benefits paid to participants per financial statements                                $57,968,785
Less: Amounts allocated to withdrawing participants at December 31, 1999               (3,959,576)
                                                                                      -----------
Benefits paid to participants per Form 5500 as of December 31, 2000                   $54,009,209
                                                                                      ===========

9. Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                    December 31, 2001
                                          -------------------------------------
                                             Federal-Mogul       Federal-Mogul
                                             Common Stock       Preferred Stock
                                                 Fund                Fund
                                          -------------------------------------
Investments at market value:
  FMC Common Stock                        $      5,823,936      $           -
  FMC Preferred Stock:                                 -                695,100
                                          -------------------------------------
                             Total Assets        5,823,936              695,100

Liabilities:
Interfund payable                                    4,599                  -
Forfeited accounts owed to FMC                      32,405                  -
                                          -------------------------------------
                        Total Liabilities           37,004                  -
                                          -------------------------------------
Net Assets Available for Plan Benefits    $      5,786,932      $       695,100
                                          =====================================

                                                    December 31, 2000
                                          -------------------------------------
                                             Federal-Mogul       Federal-Mogul
                                             Common Stock       Preferred Stock
                                                 Fund                Fund
                                          -------------------------------------
Investments at market value
  FMC Common Stock                        $     13,430,036      $         1,443
  FMC Preferred Stock:                                 -             38,102,610
                                          -------------------------------------
Total Investments                               13,430,036           38,104,053

Cash equivalents                                       -                333,696
Interfund receivable                                80,863                  -
                                          -------------------------------------
                             Total Assets       13,510,899           38,437,749

Liabilities
Advance from FMC                                       -                322,198
Forfeited accounts owed to FMC                      41,020                  -
                                          -------------------------------------
                        Total Liabilities           41,020              322,198
                                          -------------------------------------
Net Assets Available for Plan Benefits    $     13,469,879      $    38,115,551
                                          =====================================

Changes in Net Assets:

                                                             Year ended December 31, 2001
                                                       ----------------------------------------
                                                         Federal-Mogul        Federal-Mogul
                                                       Common Stock Fund   Preferred Stock Fund
                                                       ----------------------------------------
Additions
Investment income                                        $        -           $  1,283,946
Contributions                                               6,957,706                  -

Deductions
Withdrawals                                                (1,398,350)        $(10,056,626)
Forfeitures                                                   (28,981)                 -
Net depreciation                                          (15,072,394)         (27,363,826)
Net member transfers between funds                           (589,323)          (1,283,946)
Transfers from another FMC investment program               2,439,781                  -
                                                         ---------------------------------
                                                         $ (7,691,561)        $(37,420,452)
                                                         =================================

                                                                       Year ended December 31, 2000
                                                       ---------------------------------------------------------
                                                         Federal-Mogul        Federal-Mogul          Exempt Loan
                                                       Common Stock Fund   Preferred Stock Fund         Fund
                                                       ---------------------------------------------------------
Additions
Investment income                                        $    42,843                   -              $2,646,904
Contributions                                              9,307,798                   -               5,676,070

Deductions
Withdrawals                                               (1,838,969)         $(10,609,658)
Forfeitures                                                  (17,062)                  -
Interest expense                                                 -                     -                (457,778)
Net appreciation/(depreciation)                          (50,380,923)            5,373,041            (5,127,968)
Net member transfers between funds                        13,422,636                   -
Transfers from another FMC investment program                   (299)                  -
                                                        --------------------------------------------------------
                                                        $(29,463,976)         $ (5,236,617)           $2,737,228
                                                        ========================================================

                            Federal-Mogul Corporation
                     Salaried Employees' Investment Program
                         EIN: 38-0533580 Plan Number 040
                               Schedule H, Line 4i

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2001

The following is a Schedule of Assets Held for Investment outside of the Master
Trust:

                                       Description of Investment
    Identity of Issue,                  including Maturity Date,
   Borrower, Lessor or                 Interest, Collateral, Par               Historical    Current
      Similar Party                        or Maturity Value                      Cost        Value
----------------------------------------------------------------------------------------------------
Preferred Stock:
*Federal-Mogul Corporation   439,937 shares - stated value $63.75 per share   $28,046,003   $695,100
                                                                              ----------------------

                                                                              $28,046,003   $695,100
                                                                              ======================

There were no investment assets reportable as acquired and disposed of during the year.

* Indicates party-in-interest to the Plan.